EXCELLENCE

ธนาคารกสิกรไทย
KASIKORNBANK

Adit Laixuthai, Ph.D.
First Senior Vice President

RECEIVED
2009 SEP 21 A 9:24
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

12g3-2(b) File No.82-4922

Ref. No. OS.155/2009

September 21, 2009

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

U.S.A.

SUPPL

09046982

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

[signature]

Sep 21, 09

Mail Processing Section
SEP 21 2009
Washington, DC
120

dlw 9/22

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Summary Statement of Assets and Liabilities 1/

As of 31 August 2009

Assets	Baht	Liabilities	Baht
Cash	22,566,136,139.13	Deposits	933,536,915,386.94
Interbank and money market items	144,813,107,575.26	Interbank and money market items	87,025,626,465.58
Investments, net	178,519,712,596.31	Liabilities payable on demand	17,099,533,660.67
(with obligations Baht 89,528,708,606.95)		Borrowings	78,514,454,744.28
Credit advances (net of allowance for doubtful accounts)	845,013,998,462.70	Financial institution's liabilities under acceptances	562,072,417.84
Accrued interest receivables	1,275,741,962.11	Other liabilities	38,302,994,620.99
Properties foreclosed, net	11,630,710,311.36	Total liabilities	1,155,041,597,296.30
Customers' liabilities under acceptances	562,072,417.84		
Premises and equipment, net	31,538,284,300.32		
Other assets, net	36,547,981,269.11	**Shareholders'equity**	
		Paid-up share capital	
		(registered share capital Baht 30,486,146,970.00)	23,932,601,930.00
		Reserves and net profit after appropriation	79,029,746,835.10
		Other reserves and profit and loss account	14,463,798,972.74
		Total shareholders' equity	117,426,147,737.84
Total Assets	1,272,467,745,034.14	Total Liabilities and Shareholders' Equity	1,272,467,745,034.14
Customers' liabilities under unmatured bills	5,811,815,081.19	Financial institution's liabilities under unmatured bills	5,811,815,081.19
Total	1,278,279,560,115.33	Total	1,278,279,560,115.33

	Baht
Non-Performing Loans 2/(net) as of 30 June 2009 (Quarterly)	15,518,314,820.62
(1.69 percents of total loans after allowance for doubtful accounts of Non-Performing Loans)	
Required provisioning for loan loss, as of 30 June 2009 (Quarterly)	23,037,128,913.68
Actual provisioning for loan loss, as of 30 June 2009 (Quarterly)	31,020,411,722.39
Loans to related parties	44,962,249,649.30
Loans to related asset management companies	Nil
Loans to related parties due to debt restructuring	1,534,781,210.79
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand	Nil
Regulatory capital	154,255,197,886.36
Changes in assets and liabilities this quarter as of 31 August 2009 due to fine from violating the Financial Institution Business Act B.E. 2551, Section.......	Nil
Significant contingent liabilities	
Avals to bills and guarantees of loans	2,778,696,671.00
Letters of credit	20,708,924,568.30

1/ This Summary Statement has not been audited by Certified Public Accountant

2/ Non-Performing Loans (gross) as of 30 June 2009 (Quarterly) 32,183,139,191.48

(3.44 percents of total loans before allowance for doubtful accounts of Non-Performing Loans)

Kbank's information on Basel II Pillar 3 regarding the regulatory capital disclosure requirement can be found semi-annually in MD&A for the 2nd quarter of 2009 which have been reported in 27 August 2009.